Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

July 31, 2007
Our ref. No. PI 142

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the First Quarter ended June 31, 2007**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2007

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8581 Fax:+81-3-3210-8583
http://www.mitsubishicorp.com/

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
for the three months ended June 30, 2007 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended June 30, 2007

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2007	5,462,601	94,805	140,720	115,326
June 30, 2006	4,877,336	108,481	176,213	124,434
For the year ended March 31, 2007	20,516,264	412,130	595,542	415,895

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2007	68.32	67.97
June 30, 2006	73.78	73.35
For the year ended March 31, 2007	246.52	245.18

(2) Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
June 30, 2007	12,253,864	3,167,426	25.8	1,876.43
June 30, 2006	10,416,747	2,417,086	23.2	1,432.78
As of March 31, 2007	11,485,664	2,950,931	25.7	1,747.87

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2008 have not changed from the original outlook announced on April 27, 2007.

<u>Forward-looking Statements</u>

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the First Quarter Ended June 30, 2007 (Based on US GAAP)

TOKYO, July 31, 2007.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the first quarter ended June 30, 2007.

[Qualitative Information and Financial Position]

1. Qualitative Information Concerning Consolidated Operating Results

(1) Summary of Fiscal 2008 First-quarter Results (April 1, 2007 to June 30, 2007)

Consolidated operating transactions for the three months ended June 30, 2007 rose 585.3 billion yen, or 12.0%, year on year to 5,462.6 billion yen due to factors such as higher metals- and machinery-related transactions. Gross profit rose 5.1 billion yen, or 1.8%, to 292.9 billion yen. Although earnings were affected by a lower sales price in Australian coking coal operations, the higher gross profit mainly reflected firm increases in prices of other commodities and new consolidations.

Selling, general and administrative expenses rose due to factors such as new consolidations. As a result, operating income declined 13.7 billion yen, or 12.6%, to 94.8 billion yen.

Regarding expenses and other, dividend income increased from investments related to resources in the Metals and Energy Business groups. However, gain on marketable securities and investments-net decreased from the previous fiscal year when a gain was recorded on the sale of Diamond City Co., Ltd. shares.

As a result, income from consolidated operations before income taxes declined 35.5 billion yen, or 20.1%, to 140.7 billion yen.

Net equity in earnings of affiliated companies increased 3.3 billion yen, or 11.9%, to 31.4 billion yen, due to strong growth in earnings at overseas resource-related companies.

Accordingly, Mitsubishi Corporation posted consolidated net income of 115.3 billion yen, down 9.1 billion yen, or 7.3%, year on year. This result, however, represented an achievement rate of 28.8% relative to the full-year forecast of 400.0 billion yen.

(2) Segment Information

1) Business Innovation Group

The group recorded net loss of 1.2 billion yen, 1.0 billion yen decrease from the same period of

the previous fiscal year. While the conversion of a temporary staffing affiliated company into a subsidiary and healthy transactions at IT-related subsidiaries contributed to earnings, the overall bottom-line result reflected the absence of gains on share sales recorded in the same quarter of fiscal 2007.

2) Industrial Finance, Logistics & Development Group
This group recorded net income of 4.0 billion yen, a decrease of 17.4 billion yen year on year, the result mainly of the absence of a gain on sale of Diamond City shares posted in fiscal 2007's first quarter. The main factors contributing to segment net income, however, were an increase in earnings in the fund investment business, the absence of foreign currency-related losses at finance subsidiaries recorded in fiscal 2007 and a strong overall performance in the logistics business.

3) Energy Business Group
The Energy Business Group returned net income of 17.9 billion yen, 3.8 billion yen higher year on year. This result mainly reflected strong performances at natural resource development and production companies as well as higher dividend income from natural gas-related business investees.

4) Metals Group
The Metals Group posted net income of 44.1 billion yen, a decrease of 1.2 billion yen from the first quarter of fiscal 2007. The main reason for the decline was a 7.4 billion yen decrease in net income of Australian coal subsidiary Mitsubishi Development Pty., Ltd. (MDP) due to a lower coking coal price. However, the overall decline in net income was limited by higher dividend income from copper-related business investees on the back of a higher copper price and an increase in equity-method earnings from iron ore-related business investees due to higher sales volumes of iron ore.

5) Machinery Group
This group posted net income of 15.5 billion yen, 2.5 billion yen more than in the corresponding period of the previous fiscal year. The main contributor to this result was healthy performances at overseas automobile and overseas IPP businesses.

6) Chemicals Group
This group recorded net income of 9.0 billion yen, an increase of 2.0 billion yen from the first quarter of fiscal 2007. Net income rose mainly due to strong petrochemicals products transactions at the parent company and local subsidiaries in the U.S.

7) Living Essentials Group
The group posted net income of 10.9 billion yen, a decrease of 1.0 billion yen, the result of the absence of gains on sale of shares recorded in fiscal 2007. The lower earnings came despite higher earnings at overseas food-related subsidiary and general merchandise-related subsidiary, as well as the effect of applying the equity method of accounting to a general merchandise-related company.

2. Outline of Consolidated Financial Position

Total assets at June 30, 2007 were 12,253.9 billion yen, up 768.2 billion yen from the previous fiscal year-end. Receivables-trade and property and equipment-net increased due to business expansion resulting from new investments. In addition, there was an increase in trade receivables at subsidiaries and an increase in unrealized gains on listed shareholdings.

Total liabilities were 8,744.3 billion yen, up 526.7 billion yen from March 31, 2007. There was an increase in interest-bearing liabilities due to demand for funds for new investments. In addition, deferred tax liabilities rose in line with the increase in unrealized gains on listed shareholdings and payables-trade rose tracking the rise in trade receivables.

Interest-bearing liabilities-net, which are interest-bearing liabilities-gross minus cash and cash equivalents, rose 371.4 billion yen to 3,417.6 billion yen. The net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at period-end, was 1.1.

Total shareholders' equity increased 216.5 billion yen from March 31, 2007 to 3,167.4 billion yen, due to the net income, an improvement in the foreign currency translation adjustments account due to a weaker yen, and an increase in net unrealized gains on securities available for sale due to a rise in unrealized gains on listed shareholdings.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historic facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8581
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
March 31, 2007 and June 30, 2007 (Unaudited)

	Millions of Yen			
	Mar. 31, 2007	Jun. 30, 2007	Increase or [-]decrease	%
ASSETS				
Current assets:				
Cash, time deposits and short-term investments	896,855	1,010,075	113,220	12.6
Receivables-trade, less allowance for doubtful receivables	3,626,885	3,819,732	192,847	5.3
Inventories	913,383	984,509	71,126	7.8
Other current assets	434,696	419,169	-15,527	-3.6
Total current assets	5,871,819	6,233,485	361,666	6.2
Investments and non-current receivables:				
Investments in and advances to affiliated companies and other investments	3,482,137	3,671,745	189,608	5.4
Non-current receivables, less allowance for doubtful receivables	431,540	459,941	28,401	6.6
Total investments and non-current receivables	3,913,677	4,131,686	218,009	5.6
Property and equipment - Net	1,380,203	1,544,990	164,787	11.9
Other assets	319,965	343,703	23,738	7.4
Total	11,485,664	12,253,864	768,200	6.7
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	959,359	1,403,831	444,472	46.3
Payables-trade	2,840,549	2,888,360	47,811	1.7
Other current liabilities	716,807	665,656	-51,151	-7.1
Total current liabilities	4,516,715	4,957,847	441,132	9.8
Long-term debt, less current maturities	2,865,008	2,865,416	408	0.0
Other long-term liabilities	835,939	921,073	85,134	10.2
Minority Interests	317,071	342,102	25,031	7.9
Shareholders' equity:				
Common stock	199,228	199,428	200	0.1
Additional paid-in capital	254,376	254,907	531	0.2
Retained earnings:				
Appropriated for legal reserve	38,640	40,616	1,976	5.1
Unappropriated	1,832,350	1,898,414	66,064	3.6
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	627,523	693,920	66,397	10.6
Net unrealized gains on derivatives	2,759	14,900	12,141	440.1
Defined Benefit Pension Plans	2,228	2,244	16	0.7
Foreign currency translation adjustments	(4,787)	64,580	69,367	-
Total accumulated other comprehensive income	627,723	775,644	147,921	23.6
Less treasury stock	(1,386)	(1,583)	-197	14.2
Total shareholders' equity	2,950,931	3,167,426	216,495	7.3
Total	11,485,664	12,253,864	768,200	6.7

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months ended June 30, 2006, 2007(unaudited) and for the year ended March 31, 2007

	Millions of Yen				
	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase or [-]decrease	%	Year ended March 31,2007
Revenues:					
Revenues from trading, manufacturing and other activities	1,015,893	1,154,131	138,238	13.6	4,362,550
Trading margins and commissions on trading transactions	186,922	183,443	-3,479	-1.9	724,250
Total revenues	1,202,815	1,337,574	134,759	11.2	5,086,800
Cost of revenues from trading, manufacturing and other activities	(914,952)	(1,044,638)	-129,686	14.2	(3,938,699)
Gross profit	287,863	292,936	5,073	1.8	1,148,101
Expenses and other:					
Selling, general and administrative	(179,561)	(197,151)	-17,590	9.8	(734,706)
Provision for doubtful receivables	179	(980)	-1,159	/	(1,265)
Interest expense - Net	(2,747)	(2,949)	-202	7.4	(14,263)
Dividend income	20,471	32,689	12,218	59.7	133,506
Gain on marketable securities and investments - Net	53,933	11,070	-42,863	/	86,770
Gain (loss) on property and equipment - Net	1,892	636	-1,256	/	(7,594)
Other income (expense) - Net	(5,817)	4,469	10,286	/	(15,007)
Total expenses and other	(111,650)	(152,216)	-40,566	/	(552,559)
Income from consolidated operations before income taxes	176,213	140,720	-35,493	-20.1	595,542
Income taxes	(70,295)	(46,342)	23,953	/	(281,134)
Income from consolidated operations	105,918	94,378	-11,540	-10.9	314,408
Minority interests in income of consolidated subsidiaries	(9,526)	(10,435)	-909	/	(45,371)
Equity in earnings of affiliated companies	28,042	31,383	3,341	11.9	146,858
Net income	124,434	115,326	-9,108	-7.3	415,895

NOTE:

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Three months ended June 30, 2006	Three months ended June 30, 2007	Increase or [-] decrease	%	Year ended March 31, 2007
Operating transactions	4,877,336	5,462,601	585,265	12.0	20,516,264
Operating income	108,481	94,805	-13,676	-12.6	412,130

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (US GAAP)

for the three months ended June 30, 2006, 2007 (unaudited), and for the year ended March 31, 2007

	Millions of Yen		
	Three months ended June 30, 2006	Three months ended June 30, 2007	Year ended March 31, 2007
Comprehensive income			
Net income	124,434	115,326	415,895
Other comprehensive income (loss) :			
Unrealized gains (losses) on securities available for sale	(38,745)	66,397	80,340
Unrealized gains (losses) on derivative instruments	(5,848)	12,141	9,917
Minimum pension liability adjustments	13	-	1,831
Defined benefit pension plans	-	16	-
Foreign currency translation adjustments	(6,707)	69,367	80,344
Other comprehensive income (loss)	(51,287)	147,921	172,432
Comprehensive income	73,147	263,247	588,327

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months ended June 30, 2007 and 2006 (unaudited)

Three months ended June 30, 2007

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	9,695	11,136	21,610	85,327	50,219	25,668	87,348	291,003	1,933	292,936
Equity in earnings of affiliated companies...............	443	83	8,598	8,821	6,196	2,939	4,751	31,831	(448)	31,383
Net income........................	(1,183)	4,029	17,859	44,125	15,529	9,045	10,899	100,303	15,023	115,326
Segment assets.....................	186,765	795,894	1,822,565	3,389,827	2,296,182	849,518	2,313,184	11,653,935	599,929	12,253,864
Operating transactions...........	66,392	49,776	1,058,355	1,461,146	971,163	606,884	1,247,979	5,461,695	906	5,462,601

Three months ended June 30, 2006

	Millions of Yen									
	Business Innovation	Industrial Finance, Logistics & Development	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit........................	7,998	9,359	21,058	98,748	44,297	20,807	83,273	285,540	2,323	287,863
Equity in earnings of affiliated companies...............	494	375	8,907	6,671	4,519	3,408	4,322	28,696	(654)	28,042
Net income........................	(179)	21,440	14,049	45,289	13,072	7,039	11,913	112,623	11,811	124,434
Segment assets.....................	161,902	970,396	1,484,812	2,817,782	2,127,079	702,279	1,934,375	10,198,625	218,122	10,416,747
Operating transactions...........	57,145	37,811	1,084,019	1,180,153	812,267	516,472	1,200,918	4,888,785	(11,449)	4,877,336

NOTE:

(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating transactions, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at June 30, 2007 and 2006 were 1,342,723 million yen and 1,049,218 million yen respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

(3) As of April 1, 2007, the companies have reorganized the Innovation Center in "Eliminations or Unallocated" and "New Business Initiative Group" with other related Groups ("Energy Business", "Metals" and "Machinery") and have estabilished the "Business Innovation Group" and the "Industrial Finance, Logistics & Development Group." The consolidated financial position and the results of operations of related reportable operating segments for the three months ended June 30, 2006 have also been reclassified accordingly.

[For Reference]

July 31, 2007
Mitsubishi Corporation

Results for the First Quarter Ended June 30, 2007 (US GAAP)

Consolidated Income (Billion Yen)	FY2007 Three months ended June 30, 2007	FY2006 Three months ended June 30, 2006	FY2006 Increase or decrease		Outlook for FY2008 Year ending March 31, 2008	Outlook for FY2008 Percentage of achievement
Operating transactions (*1)	5,462.6	4,877.3	585.3		19,500.0	28%
Gross profit	**292.9**	**287.9**	**5.0** <+2%>	a	**1,180.0**	**25%**
Selling, general and administrative expenses	(197.1)	(179.6)	-17.5	b	(790.0)	25%
Provision for doubtful receivables	(1.0)	0.2	-1.2		(5.0)	20%
Operating income (*1)	**94.8**	**108.5**	**-13.7** <-13%>		**385.0**	**25%**
Interest expense-net	(2.9)	(2.7)	-0.2	c	(35.0)	8%
Dividend income	32.7	20.5	12.2	c	125.0	26%
Gain on marketable securities and investments - net	11.1	53.9	-42.8	d	40.0	40%
Gain on property and equipment - net	0.6	1.9	-1.3	e		
Other income(expense)-net	4.4	(5.9)	10.3	f		
Income from consolidated operations before income taxes	**140.7**	**176.2**	**-35.5**		**515.0**	**27%**
Income taxes	(46.3)	(70.3)	24.0		(200.0)	23%
Minority interests in income of consolidated subsidiaries	(10.5)	(9.5)	-1.0		(50.0)	21%
Equity in earnings of affiliated companies	31.4	28.0	3.4	g	135.0	23%
Net income	**115.3**	**124.4**	**-9.1** <-7%>		**400.0**	**29%**

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," were 1,337.6 billion yen for the three months ended June 30, 2007 and 1,202.8 billion yen for the three months ended June 30, 2006.

Summary of changes from the same period of the previous fiscal year

a. [Gross profit]
Gross profit rose 2% year on year. Although earnings were affected by a lower sales price for coking coal, the higher gross profit reflected firm increases in prices of other commodities and new consolidations.

b. [Selling, general and administrative expenses]
Increased mainly due to new consolidations.

c. [Net Financial income]
Net financial income improved sharply due to an increase in dividend income from natural resources-related companies.

d. [Gain on marketable securities and investments-net]
- Write-off of marketable securities
  + 0.8 billion yen (0 billion yen ← -0.8 billion yen)
- Impairment losses on non-performing assets
  + 0.3 billion yen (-0.3 billion yen ← -0.6 billion yen)
- Other gains on sales of shares, etc.
  - 43.9 bil.yen (+11.4 billion yen ← +55.3 billion yen)
  (Absence of gain on sale of Diamond City shares -43.8 billion yen)

e. [Gain on property and equipment-net]
Decreased due to absence of gains on sale of property and equipment recorded in previous fiscal year.

f. [Other income (expense) - net]
Increased mainly due to improvement in foreign exchange gains and losses.

g. [Equity in earnings of affiliated companies]
Increased due to strong earnings growth at overseas natural resource-related companies.

	FY2007	FY2006	Increase or decrease	Outlook for FY2008	Percentage of achievement
Core earnings (*2)	157.0	154.1	2.9	615.0	26%

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies

Assets and Liabilites	June 30, 2007	March 31, 2007	Increase or decrease		Outlook for FY2008 (Forecasted in April 27, 2007)
Total assets	12,253.9	11,485.7	768.2	h	12,150.0
Total shareholders' equity	3,167.4	2,950.9	216.5	i	3,250.0
[For Reference] Interest bearing liabilities Gross (*3)	4,281.7	3,813.8	467.9	j	4,050.0
Interest bearing liabilities Net (*3)	3,417.6	3,046.3	371.3		3,300.0
(Debt-to-equity ratio - Gross)	1.4	1.3	+0.1		1.2
(Debt-to-equity ratio -Net)	1.1	1.0	+0.1		1.0

(*3) Interest bearing liabilities do not include impact of adopting SFAS 133.

Summary of changes from March 31, 2007

h. [Total assets]
Increased due to effect of business expansion resulting from new investments and increase in unrealized gains on listed shareholdings.

i. [Total shareholders' equity]
Increased due to net income, an improvement in the foreign currency translation adjustments account due to a weaker yen, and a rise in unrealized gains on listed shareholdings. There was a decline due to dividend payments.

j. [Interest-bearing liabilities]
Increased due to borrowing for new investments.

[Change of major indices]

	Three months ended June 30, 2007	Three months ended June 30, 2006	Increase or decrease
Crude oil (USD/BBL)	64.8	64.8	+0.0
Foreign exchange (YEN/USD)	120.8	114.5	+6.3 (6% yen depreciation)
Interest (%)TIBOR	0.67	0.21	+0.46 (+219%)

[For Reference]
*2 Core earnings: The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

FY2008 First Quarter Results
- Supplement -

(Three months ended June 30, 2007)

July 31, 2007

Mitsubishi Corporation

Operating Results – Changes from the same period of the previous fiscal year –

(Billion Yen)	First quarter ended June 30, 2006	First quarter ended June 30, 2007	Increase or decrease	% of change	Outlook for FYE2008.3	% of achievement
Operating transactions	4,877.3	5,462.6	585.3	12%	19,500.0	28%
Gross Profit	287.9	292.9	5.0	2%	1,180.0	25%
Operating Income	108.5	94.8	-13.7	-13%	385.0	25%
Consolidated net income	124.4	115.3	-9.1	-7%	400.0	29%
Core earnings	154.1	157.0	2.9	2%	615.0	26%


(Billion Yen)
Gross Profit by Operating Segment
300.0
250.0
200.0
150.0
100.0
50.0
0.0
44.3
20.8
83.3
50.2
25.7
87.3
FY2007 1Q
FY2008 1Q
Business Innovation
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Comparison with past performance (Quarterly basis)

Note: Comparisons are from the third quarter of fiscal 2001, when Mitsubishi Corporation began announcing quarterly results.

- **Gross Profit**
  Second-highest result, following 294.7 billion yen recorded in the immediately preceding quarter (fourth quarter of fiscal 2007)

- **Consolidated Net Income**
  Second-highest result next to 124.4 billion yen recorded in the first quarter of fiscal 2007 when MC booked a gain on the sale of Diamond City shares.

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
(x)
3.0
2.0
1.0
0.0
3,148.7
2,379.3
1.3
3,046.3
2,950.9
1.0
3,417.6
3,167.4
1.1
March 2006
March 2007
June 2007
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity ratio (Net)

Reasons for changes in Shareholders' Equity (Compared to March 31, 2007)

1. Net income (115.3 billion yen)
2. Payment of dividends (-47.3 billion yen)
3. Increase in net unrealized gains on securities available for sale (66.4 billion yen)
   ... increase in unrealized gains on listed shares due to rising stock prices
4. Improvement in foreign currency translation adjustments (69.4 billion yen)
   ... Effect of weak yen against Australian dollar, US dollar and other currencies

Consolidated Net Income by Operating Segment
– Changes from the same period of the previous fiscal year –


(Billion Yen)
115.0
95.0
75.0
55.0
35.0
15.0
-5.0
13.1
7.0
11.9
-0.2
FY2007 1Q
15.5
9.0
10.9
-1.2
FY2008 1Q
Industrial Finance, Logistics & Development
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated
Business Innovation

Reasons for changes in operating segment net income

- **Business Innovation (Down 1.0 billion yen)**
  Reflects absence of gains on sale of shares in previous fiscal year.

- **Industrial Finance, Logistics & Development (Down 81%)**
  Reflects absence of gain on sale of Diamond City shares recorded in the previous fiscal year and increase due to absence of foreign currency-related losses at finance subsidiary recorded in the previous fiscal year. Other factors included increase in earnings in fund investment business and strong overall performance in logistics business.

- **Energy Business (Up 28%)**
  Increased due to higher dividend income from natural resource-related investments.

- **Metals (Down 3%)**
  Slight decrease due to effect of lower sales price at Australian resource-related subsidiary, despite higher earnings at overseas companies on firm resource prices.

- **Machinery (Up 18%)**
  Higher earnings from strong performances in overseas automobile and overseas IPP businesses.

- **Chemicals (Up 29%)**
  Increased due to strong petrochemical products transactions at the parent company and local subsidiaries.

- **Living Essentials (Down 8%)**
  Decreased due to absence of gains on sale of shares recorded in the previous fiscal year.

Resources Prices

	First quarter ended June 30, 2006	First quarter ended June 30, 2007	Increase or decrease
Crude oil price (Dubai) ($/BBL)	64.8	64.8	0.0
Copper ($/MT)	7,210	7,650	440
Aluminum ($/MT)	2,653	2,762	109

Assumptions and Sensitivities

Assumptions and Sensitivities

	Three months ended June 2007 (Apr-Jun Average)	March 2008 Outlook	Increase or decrease	Sensitivities to consolidated net income
Foreign Exchange (YEN/$)	120.8	115.0	5.8	±1 yen per 1 US$ → ±2.4 billion yen
Interest rate (Yen)(%) 3 months TIBOR	0.67	0.90	-0.23	Trading income and earnings from investments offset most of the effects of interest rate rises. However, results may be temporarily affected by a sharp rise in interest rates.
Interest rate (US$)(%) 3 months LIBOR	5.36	5.40	-0.04	
Crude oil price (Dubai) ($/BBL)	64.8	57.0	7.8	±US$1 per BBL → ±1.0 billion yen
Copper ($ /MT)	7,650	6,724	926	±US$100 per MT → ±0.8 billion yen
Aluminum($ /MT)	2,762	2,700	62	±US$100 per MT → ±1.0 billion yen

Commodities prices and the currency exchange rate were above basic assumptions used for full-year forecasts.

END